Contact

jason@onedoorstudios.com

www.linkedin.com/in/jasonbrents
(LinkedIn)

Top Skills

Relationship Building

E-Learning

Business Development

Languages

English (Native or Bilingual)

Chinese (Limited Working)

Certifications

Minister's License

California Clear Social Science
Teaching Credential

Jason Brents

Founder | President | COO | Producer at Calculated Sequels (a
company of OneDoor Studios)
El Dorado Hills, California, United States

Summary

In 2015, Jason began to lay the foundation of the mini-studio which
would eventually become OneDoor Studios. He applied his lifetime
of studying and acquiring great world literature, researching and
becoming deeply oriented in the business of global motion picture
and series development, production, financing, and distribution,
as well as engaging relationships with key entertainment industry
players. Along with continuing to develop industry partnerships,
Jason leads OneDoor's public development funding, bank production
financing and expanding the partners' overall vision of becoming a
mini-studio.

Staring in 2020, Jason led his film company to start crowdfunding,
eventually leading to his setting up Brents Consulting as a means of
providing other founders with access to the experience and network
he developed in the exciting new world of crowdfunding. Jason
partners with leaders in this space including LaunchBoom and
WeFunder.

Crowdfunding has opened a new pathway for startups to finally get
the breakthrough to capital financing they need, combining proof-
of-concept with building a raving community of customer-fans, all
while raising the needed capital to launch or level up their product or
business. Having led the way in raising over $3 million through equity
crowdfunding campaigns and having also led the development of the
$75M SEC-qualified platform www.WeGo.One, the "Rally Road" of
the film industry.

A little more background: Jason began his career as an educator
in 2001 teaching in California, and started to develop his
entrepreneurial skills in 2005 when he launched a real estate
development company, flipping real estate properties on the Big
Island. This experience in real estate development helped to prepare
him for the similarly financed film industry. In 2009 Jason moved

his family to China to teach an international school, instructing some of China's top international students from over 20 countries in history, government, philosophy, and film-making. While in China he continued to mine many cultures for rich stories worthy to be developed into successful global motion pictures and series.

Jason speaks Mandarin Chinese with an intermediate level of fluency from his 6 years living in Tianjin, China. He continues to acquire and develop great literature, write, compose music, snow ski, cliff dive, and work together with his wife and five children to enable and uplift one another and everyone they meet to become all we are designed to be.

――――――

Experience

One Door Studios
Founder | President | COO | Producer
July 2018 - Present (6 years 10 months)
Santa Barbara, California Area

We believe powerful stories, well told, transform lives and cultures. We exclusively seek and acquire these stories. In partnership with leading global territory distributors, we develop, produce and distribute world-changing, blockbuster motion pictures able to dominate the global box-office – and every other sized screen.

MyStreme
Founder | Chief Relationship Manager (CRO)
January 2020 - Present (5 years 4 months)
Greater Sacramento

World's 1st Fan-Owned TV Service | Ai streams Peace of Mind – Everything you Love, Nothing you Don't.

Calculated Development LLC
Founder | President | COO | Producer
July 2018 - Present (6 years 10 months)

CALCULATED's powerful novel series on which the CALCULATED film franchise is based is a present-day action-adventure thriller. This is the next Young Adult novel-based film franchise that may rival The Hunger Games, Divergent, or Twilight. www.OneDoorStudios.com

Calculated Sequels

Founder | President | COO | Producer
July 2018 - Present (6 years 10 months)
Sacramento, California, United States

Brents Productions

Founder | CEO
October 2016 - Present (8 years 7 months)
Sacramento, California, United States

Developing, producing, and distributing motion pictures that uplift the soul, inspire the mind, and ennoble the heart.

Brents Consulting

Founder | President
2023 - Present (2 years)
California, United States

I help Start-up companies tap into the powerful new investment funding world of Crowdfunding.

Crowdfunding has opened a new pathway for startups to finally get the breakthrough to capital financing they need, combining proof-of-concept with building a raving community of customer-fans, all while raising the needed capital to launch or level up your business.

Having led the way in raising over $3 million through equity crowdfunding campaigns, and having also led the development of the $75M SEC-qualified platform www.OneDoorStudios.com, Jason has the expertise, experience, and world-class team to guide your equity crowdfund up and over the top.

Brents Brothers Media

Founder
January 2011 - Present (14 years 4 months)
California

Forging a path for classic and great modern authors to publish their books in China.

John Adams Academy

Humanities Teacher
October 2016 - August 2018 (1 year 11 months)
Roseville, California

Taught American Government, Economics, and Logic.

Antelope Valley Union High School District
AP Psychology Teacher
August 2015 - June 2016 (11 months)
Lancaster, California

Taught AP high school Psychology courses.

Tianjin International School
Philosophy Teacher
August 2009 - June 2015 (5 years 11 months)
Tianjin, China

• Taught Philosophy, World Views, Apologetics, Parables, Filmmaking,
Ancient World History, AP Comparative Government, etc.
• Led student service trip to Hainan and Yunnan provinces in China.
• Member on inter-school Bible Standards Development Team
• Inspired and guided student-led Invisible Children School for School program
(www.invisiblechildren.com)

Homes 4 Hawaiians
Founder
July 2005 - October 2008 (3 years 4 months)
Hawaiian Islands

Real estate investor on the Big Island of Hawaii and California.

Blair International Baccalaureate School
Humanities Teacher
August 2006 - June 2007 (11 months)
Pasadena, California

• Created a multi-faceted, project-based curriculum for world culture and
geography studies
• Initiated and created an engaging financial education curriculum
• Directed the creation of a student-led club for Invisible Children raising
awareness for child soldiers in Uganda

Pollock Pines Community Church
Youth Pastor
June 2003 - August 2005 (2 years 3 months)
Pollock Pines, California, USA

Youth Pastor to jr. high and high school students at Pollock Church
(www.pollockchurch.org).

Alpha Beacon Christian School
Teacher
August 2001 - June 2002 (11 months)
San Mateo, California

• Created and taught curriculum for courses in Bible, Computers, Latin, Science, and Physical Education
• Created and executed a video production project with Korean immigrant students
• Led and taught student body assemblies

———

Education

The Master's University
BA, History · (1995 - 1999)

Northwest Christian University
Summer Institute of Linguistics

Trinity International University
PERSPECTIVES Coordinator

University of San Diego
Cleared California Teaching Credential